Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, April 20th 2021

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market, and on the General Rule No. 30 of 1989, duly authorized, I inform you as a material fact that in the Ordinary Shareholders’ Meeting of LATAM Airlines Group S.A. held today, April 20, 2021, the shareholders of LATAM elected the new Board of Directors of the company, which will last for two years.

The following persons were elected as board members:

1.	Sonia J.S. Villalobos;
2.	Enrique Ostalé Cambiaso;
3.	Nicolás Eblen Hirmas;
4.	Alexander D. Wilcox;
5.	Henri Philippe Reichstul;
6.	Ignacio Cueto Plaza;
7.	Enrique Cueto Plaza;
8.	Patrick Horn García; and
9.	Eduardo Novoa Castellón

The board members indicated as numbers 8 and 9 were elected as Independent Board Members, in accordance with article 50 bis of Law No. 18,046 of the Corporations Law.

Sincerely yours,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.